EXHIBIT 12
CATERPILLAR INC. AND CONSOLIDATED SUBSIDIARIES COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES (Millions of dollars) YEARS ENDED DECEMBER 31,
	2005	2004	2003	2002	2001

Earnings (1)	$3,910	$2,714	$1,488	$1,120	$1,170
Plus: Interest expense	1,028	754	720	806	945
One-third of rental expense (2)	85	74	65	67	71

Adjusted Earnings	5,023	3,542	2,273	1,993	2,186

Fixed charges:
Interest expense	1,028	754	720	806	945
Capitalized interest	11	8	5	11	13
One-third of rental expense (2)	85	74	65	67	71

Total fixed charges	$1,124	$836	$790	$884	$1,029

Ratio of earnings to fixed charges	4.5	4.2	2.9	2.3	2.1

(1) Pretax income from continuing operations before adjustment for minority interests and equity investments' profit
(2) Considered to be representative of interest factor in rental expense